Via Facsimile and U.S. Mail
Mail Stop 4720

November 13, 2009

Mr. Craig A. Tooman
EVP, Finance & Chief Financial Officer
Enzon Pharmaceuticals, Inc.
685 Route 202/206
Bridgewater, NJ 08807

Re: Enzon Pharmaceuticals, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2008
          DEF 14A filed April 13, 2009
          File No. 0-12957

Dear Mr. Tooman:

        We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or interim filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

(2) Summary of Significant Accounting Policies
Accruals for Medicaid Rebates, Returns, Chargebacks and Distribution Service Fees, page F-9

1.   Your policy states that "product returns are accrued based on historical experience, projected future prescriptions of the products using historical data and the amount and expiry of inventory estimated to be in the distribution channel,

based on information obtained from the company's major customers". Please revise your disclosure to state:

- your return policy, including the period in which you allow products to be returned, whether you allow them to be returned close to or after their expiration date and how you account for returns:
- whether you refund the sales price either in cash or credit, or whether you exchange the product from your inventory;
- what happens to returned product; and
- for those returns that you exchange the product from your inventory, how you account for your estimate of these returns at the time of sale of the product and how you account for returns at the date they are actually returned to you. Provide us an analysis supporting your accounting treatment with reference to the authoritative literature you rely upon to support your accounting. It also may be helpful to provide us an example showing the journal entries made.

(15) Stock Options. F-24
(16) Restricted Stock and Restricted Stock Units, page F-25
(17) Employee Stock Purchase Plan, page F-26

2.   Please revise your disclosure to quantify and identify the income statement line items your stock compensation expense is classified as "recorded in the same expense categories in the consolidated statement of operations as the underlying employee compensation" is vague and "predominantly in selling, general and administrative expenses" is not clear.

Signatures, page 68

3. The Form 10-K should also be signed by the company's controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the Form 10-K should indicate each capacity in which he signs the report. See General Instruction D to Form 10-K. Unless the person who serves as your controller or principal accounting officer, as reflected in previous reports filed with the Commission, has already signed the Form 10-K, an amendment should be filed reflecting the signature of your controller or principal accounting officer. Please advise.

Definitive Proxy Statement

Annual Performance-Based Incentive Compensation, page 14

4. We note that bonus payments are based upon the Compensation Committee's consideration of corporate goals and performance objectives and the qualitative performance of each officer during the previous year. The Compensation

Discussion and Analysis does not disclose the individual performance objectives the Compensation Committee considered to determine your executive officers' bonus payments. Please provide us with draft disclosure for your 2010 proxy statement which provides the following:

- A more detailed specific description and quantification of each of the individual and corporate goals and performance objectives; and
- A discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that these criteria are quantified, the discussion in your proxy statement should also be quantified. Confirm that you will discuss the achievement of the objectives.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments one and two. Please contact John Krug, Staff Attorney, at (202) 551-3862 if you have questions regarding comments three and four. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant